May 16, 2005

Securities and Exchange Commission
Washington, D.C. 20549-0405
Attn: Michael Moran, Branch Chief

Re:	Atlas Pipeline Partners, L.P.
Form 10-K for the year ended December 2004
Filed March 16, 2005
File No. 1-14998

Dear Mr. Moran:

This letter responds to your comment letter dated May 13, 2005 concerning the above-referenced filing (the “2004 10-K”). For your convenience, we first restate your comment in italics and then provide our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 6. Selected Financial Data, page 21

1.
As previously requested, revise your characterization of EBITDA in future filings where you include adjustments and calculate the non-GAAP measure differently than earnings before interest, taxes, depreciation and amortization. In this regard, adjustments to EBITDA for “other non-cash items such as compensation expenses…” as disclosed on pages 22 and 23 is not the standard formulation for EBITDA as discussed in Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

In future filings, we will revise our characterization of EBITDA where we include adjustments and calculate the non-GAAP measure differently than “earnings before interest, taxes, depreciation and amortization.”

Note 6. Spectrum Acquisition, page 50

2.
We note your response to prior comment 4 which implies that you will be accounting for the $400,000 premium paid for the redemption of your preferred stock as an expense to be subtracted from net income in arriving at net earnings available to limited partners. Please confirm that our understanding is correct. Additionally, please tell us how you considered the impact of the difference in the revised amounts of earnings available to limited partners and related earnings per unit from the amounts currently presented for the year ended December 31, 2004 and for the three months ended September 30, 2004.

Securities and Exchange Commission
May 16, 2005

We hereby confirm as correct your understanding that we will account for the $400,000 premium as a subtraction from net income in arriving at net earnings available to limited partners. To confirm our conversation with the staff on May 16, 2005, for these purposes future filings will include any registration statement or prospectus supplement that we may file in the near future that would otherwise have, or incorporate by reference, the unrevised amounts.

In our consideration of the impact of the difference in the revised amounts of earnings available to limited partners, we noted that the revision would have the following effects for the following periods:

	Earnings per unit as previously reported	Earnings per unit as revised

Year ended December 31, 2004	$2.60	$2.54
Nine months ended September 30, 2004	1.01	.95
Three months ended September 30, 2004	.15	.09

Thus, while the impact on reported earnings per limited partner unit would be small for the year, it would be significant for the three month period. However we also noted that the revision would not affect our reported net income (as an enterprise) or our net income (either as an enterprise or per unit) in future periods. We noted particularly that the revisions would not affect our reported or future aggregate cash flows, cash flows from operations, reported distributions or our ability to make distributions in the future. We further noted that, because we are a limited partnership, we believe that the basis upon which we are evaluated by investors is our cash flows, distributions and ability to make future distributions. Based upon this analysis, we concluded that the revisions should not be material for purposes of restating previously filed reports.

3.
We note your response to prior comment 6. We believe that there are additional factors that should be analyzed with respect to how you report your revenues for each product and service. Such factors include margin contributions from each of your products sold, future expectations for each of your products, and how your customers view and use each of your products. Please tell us how you considered these factors in analyzing how you classify and report your revenues.

Securities and Exchange Commission
May 16, 2005

Please advise and revise in future filings as appropriate. Reference is made to paragraph 37 of SFAS 131.

In future filings, we will revise Note 16, “Operating Segment Information and Major Customers” to present the revenues from natural gas, natural gas liquids and condensate separately. We note in this regard that, in our most recently filed quarterly report on Form 10-Q, we presented the separate information in a table at the beginning of “Results of Operations” in MD&A. We will present revenues for each such product for all periods beginning after January 1, 2005. As described to the staff in our conversation on May 16, 2005, we believe that it is impracticable for us to determine revenues for each such product before such date. Historically, our Mid-Continent operations did not account for their hedging activities separately for each product and, without such separation, we are unable to tie revenues from each product to the income statement.

Very truly yours,

By:	/s/ Nancy McGurk
Nancy McGurk
Chief Accounting Officer

cc:	Edward E. Cohen
Michael S. Yecies, Esq.
Noah Newitz, Esq.
Emanuel Faust, Esq.